UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-42885

Agroz Inc.

(Translation of registrant’s name into English)

No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara,

47810 Petaling Jaya, Selangor, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CHANGE IN CHIEF FINANCIAL OFFICER

On November 18, 2025, May Jin Sim resigned as Chief Financial Officer of the Company, effective on such date. On the same date, Agroz Inc. (the “Company”) accepted Ms. Sim’s resignation and appointed Nur Elliyana Mahani as Ms. Sim’s replacement as Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agroz Inc.

/s/ Gerard Kim Meng Lim
Gerard Kim Meng Lim, Chief Executive Officer

Date: November 19, 2025

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